                                                                       Exhibit 1

                       CONSENT OF INDEPENDENT ACCOUNTANTS


The Board of Directors
Gartner Group, Inc.:


We consent to incorporation by reference in the registration statement (No. 333-42587) on Form S-8 of Gartner Group, Inc., of our report dated June 17, 1998, relating to the Statements of Net Assets Available for Plan Benefits of the Gartner Group, Inc. Savings and Investment Plan as of December 31, 1997 and 1996, the related Statement of Changes in Net Assets Available for Plan Benefits and supplemental schedules of assets held for investment purposes and reportable transactions for the year then ended December 31, 1997, which report appears in the December 31, 1997 annual report on Form 11-K of the Gartner Group, Inc. Savings and Investment Plan.


                                          /s/ KPMG Peat Marwick LLP


Stamford, Connecticut
June 29, 1998